

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Yizhe Wang, Ph.D.
Chief Executive Officer
LianBio
103 Carnegie Center Drive, Suite 215
Princeton, NJ 08540

     Re: LianBio
          Amendment No. 2 to Registration Statement on Form S-1
          Filed October 20, 2021
          File No. 333-259978

Dear Dr. Wang:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 20, 2021

Cover Page

1.   Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization, as you have described beginning on page 11. State whether any transfers, dividends, or distributions have been made to date.

Risk factors summary, page 6

2.   Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

3.   We refer you to both the bullet in your risk factors summary section and your Risk Factor

disclosure beginning on page 91 where you discuss your current and future audit reports in relation to the Holding Foreign Companies Accountable Act. We acknowledge that these disclosures make reference to the Accelerating Holding Foreign Companies Accountable Act. However, please revise these disclosures to discuss that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Danielski